Exhibit 99.1

Canadian Solar Reports Third Quarter 2024 Results

Kitchener, Ontario, December 5, 2024 – Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ) today announced financial results for the third quarter ended September 30, 2024.

Highlights

•	16.4% gross margin, above guidance of 14% to 16%.

•	Grew e-STORAGE contracted backlog to record $3.2 billion, as of November 30, 2024.

•	Achieved final closing of BlackRock’s $500 million investment in Recurrent Energy.

Dr. Shawn Qu, Chairman and CEO, commented, “The solar industry faces significant external and internal challenges. While we have achieved relatively strong results, the outlook remains complex. We are currently operating at an optimal scale with industry-leading technologies, and we remain committed to investing in R&D to ensure that we remain at the forefront of innovation across our portfolio of products and solutions. Our early-mover advantage, advanced manufacturing capabilities, and robust international sales network position us for continued growth in the rapidly expanding energy storage sector. In today’s market, where trust is often in short supply, we are proud to be named the world’s most trustworthy company in the energy and utilities sector on Newsweek’s ‘World’s Most Trustworthy Companies 2024’ list—a testament to our commitment to transparency, sustainability, and high-quality service across our global operations.”

Yan Zhuang, President of Canadian Solar’s subsidiary CSI Solar, said, “This quarter, CSI Solar posted stable performance, sustaining profitability while growing shipment volumes. We maintained a disciplined approach to order management, delivering over 30% of module volumes to the North American market. In energy storage, e-STORAGE recorded robust growth, reaching a record 4.4 GWh in shipments over the first three quarters of the year. At the same time, we are solidifying our market presence in established regions such as the U.S., Canada, and the UK, while expanding into emerging markets, exemplified by our inaugural project contract in Chile.”

Ismael Guerrero, CEO of Canadian Solar’s subsidiary Recurrent Energy, said, “We closed the $500 million BlackRock investment, which strengthens our balance sheet and supports our strategic transition towards a partial IPP business model. During the third quarter, we signed a record number of long-term PPAs in a single quarter of 540 MWp of solar and 600 MWh of storage. While we have experienced permitting and interconnection delays in certain European and North American markets, we continue to proactively manage these risks and remain focused on laying the foundation for long-term value. Currently, Recurrent Energy has a record number of projects in construction, including 1.6 GWp of solar and 1.8 GWh of battery energy storage capacity.”

Xinbo Zhu, Senior VP and CFO, added, “In the third quarter, Canadian Solar generated $1.5 billion in net revenues, with a gross margin of 16.4%, and reported a net loss of $14 million. Recurrent Energy’s relatively reduced project sales and delayed monetization of IPP projects combined with the impact of intra-group transactions will have an ongoing impact on Canadian Solar’s P&L. We ended the quarter with a strong cash position of $2.8 billion, which we will strategically deploy to support our long-term growth plans and strengthen our financial position, as we continue to navigate industry challenges.”

Third Quarter 2024 Results

Total module shipments recognized as revenues in the third quarter of 2024 were 8.4 GW, up 2% quarter-over-quarter (“qoq”) and 1% year-over-year (“yoy”). Of the total, 31 MW were shipped to the Company’s own utility-scale solar power projects.

Net revenues in the third quarter of 2024 decreased 8% qoq and 18% yoy to $1.5 billion. The sequential decrease primarily reflects lower third party battery energy storage solutions sales, a decline in average selling price (“ASP”) and lower project sales, partially offset by higher solar module shipment volume. The yoy decrease primarily reflects a decline in module ASPs and lower project sales, partially offset by higher battery energy storage solutions sales and higher solar module shipment volume.

Gross profit in the third quarter of 2024 was $247 million, down 12% qoq and 20% yoy. Gross margin in the third quarter of 2024 was 16.4%, compared to 17.2% in the second quarter of 2024 and 16.7% in the third quarter of 2023. The gross margin sequential decrease was primarily caused by lesser margin contribution from third party battery energy storage solutions sales and lower module ASPs. The yoy decrease in gross margin was primarily driven by lower module ASPs, partially offset by lower manufacturing costs and higher margin contribution from battery energy storage solutions sales.

Total operating expenses in the third quarter of 2024 were $247 million, compared to $234 million in the second quarter of 2024 and $225 million in the third quarter of 2023. The sequential and yoy increases were primarily driven by higher shipping and handling expenses.

Depreciation and amortization charges in the third quarter of 2024 were $134 million, compared to $122 million in the second quarter of 2024 and $76 million in the third quarter of 2023. The sequential and yoy increases were primarily driven by the payment of vertical integration investments made by the Company over the past two years and incremental capacity in key strategic markets.

Net interest expense in the third quarter of 2024 was $20 million, compared to $19 million in the second quarter of 2024 and $11 million in the third quarter of 2023.

Net foreign exchange and derivative loss in the third quarter of 2024 was $4 million, compared to a net gain of $13 million in the second quarter of 2024 and a net loss of $17 million in the third quarter of 2023.

Net loss attributable to Canadian Solar in the third quarter of 2024 was $14 million, or $0.31 per diluted share, compared to a net income of $4 million, or $0.02 per diluted share, in the second quarter of 2024, and net income of $22 million, or $0.32 per diluted share, in the third quarter of 2023. Basic and diluted earnings (loss) per share (“EPS”) includes Recurrent Energy redeemable preferred shares dividends payable in kind. As a result, an EPS effect of 10 cents was deducted in the third quarter of 2024 on a dilutive basis.

Net cash flow used in operating activities in the third quarter of 2024 was $231 million, compared to net cash flow used in operating activities of $429 million in the second quarter of 2024 and net cash flow provided by operating activities of $158 million in the third quarter of 2023. The operating cash outflow primarily resulted from increased project assets and lowered short-term notes payable.

Total debt was $5.4 billion as of September 30, 2024, including $2.5 billion, $2.7 billion, and $0.2 billion related to CSI Solar, Recurrent Energy, and convertible notes, respectively. Total debt increased as compared to $4.2 billion as of June 30, 2024, mainly driven by new borrowings for capacity investment, working capital, and development of projects and operational assets.

Business Segments

The Company has two business segments: Recurrent Energy and CSI Solar. The two businesses operate as follows:

•	Recurrent Energy is one of the world’s largest clean energy project development platforms with 15 years of experience, having delivered approximately 11 GWp of solar power projects and 3.7 GWh of battery energy storage projects. It is vertically integrated and has strong expertise in greenfield origination, development, financing, execution, operations and maintenance, and asset management.

•	CSI Solar consists of solar module and battery energy storage manufacturing, and delivery of total system solutions, including inverters, solar system kits, and EPC (engineering, procurement, and construction) services. CSI Solar’s e-STORAGE branded battery energy storage business includes its utility-scale turnkey battery energy system solutions, as well as a small but growing residential battery energy storage business. These battery energy storage system solutions are complemented with long-term service agreements, including future battery capacity augmentation services.

Recurrent Energy Segment

As of September 30, 2024, the Company held a leading position with a total global solar development pipeline of 26 GWp and a battery energy storage development pipeline of 66 GWh.

While Recurrent Energy’s business model was historically predominantly develop-to-sell, the Company has been adjusting its strategy to create greater asset value and retain greater ownership of projects in select markets to increase revenues generated through recurring income, such as power sales, operations and maintenance, and asset management income.

The business model consists of three key drivers:

•	Electricity revenue from operating portfolio to drive stable, diversified cash flows in growth markets with stable currencies;

•	Asset sales (solar power and battery energy storage) in the rest of the world to drive cash-efficient growth model, as value from project sales will help fund growth in operating assets in stable currency markets; and

•	Power services (O&M) and asset management through long-term operations and maintenance (“O&M”) contracts, currently with approximately 12 GW of contracted projects, to drive stable and long-term recurring earnings and synergies with the project development platform.

In October 2024, the Company announced it had achieved the final closing of a $500 million investment in Recurrent Energy by BlackRock through a fund management by BlackRock’s Climate Infrastructure business. The transaction, announced in January 2024, had been completed following the receipt of the second and final payment. The first payment took place in June 2024. As agreed between the parties, BlackRock's total investment has reached $500 million, representing 20% of the outstanding fully diluted shares of Recurrent Energy on an as-converted basis. Canadian Solar will continue to own the remaining majority shares of Recurrent Energy.

This milestone enables Recurrent Energy to advance investment in its high value project development portfolio, supporting its strategic transition from a pure developer to a developer plus long-term owner and operator in select markets including the U.S. and Europe. This transition will allow Recurrent Energy to generate more stable long-term revenue in low-risk currencies and capture greater value from its diversified global project development pipeline.

Project Development Pipeline – Solar

As of September 30, 2024, Recurrent Energy’s total solar project development pipeline was 26.4 GWp, including 1.7 GWp under construction, 4.8 GWp of backlog, and 19.9 GWp of projects in advanced and early-stage pipelines, defined as follows:

•	Backlog projects are late-stage projects that have passed their risk cliff date and are expected to start construction in the next 1-4 years. A project’s risk cliff date is the date on which the project passes the last high-risk development stage and varies depending on the country where it is located. This is usually after the projects have received all the required environmental and regulatory approvals, and entered into interconnection agreements, feed-in tariff (“FIT”) arrangements, and power purchase agreements (“PPAs”). A significant majority of backlog projects are contracted (i.e., have secured a PPA or FIT), and the remaining have a reasonable assurance of securing PPAs.

•	Advanced pipeline projects are mid-stage projects that have secured or have more than 90% certainty of securing an interconnection agreement.

•	Early-stage pipeline projects are early-stage projects controlled by Recurrent Energy that are in the process of securing interconnection.

While the magnitude of the Company’s project development pipeline is an important indicator of potential expanded power generation and battery energy storage capacity as well as potential future revenue growth, the development of projects in its pipeline is inherently uncertain. If the Company does not successfully complete the pipeline projects in a timely manner, it may not realize the anticipated benefits of the projects to the extent anticipated, which could adversely affect its business, financial condition, or results of operations. In addition, the Company’s guidance and estimates for its future operating and financial results assume the completion of certain solar projects and battery energy storage projects that are in its pipeline. If the Company is unable to execute on its actionable pipeline, it may miss its guidance, which could adversely affect the market price of its common shares and its business, financial condition, or results of operations.

The following table presents Recurrent Energy’s total solar project development pipeline.

Solar Project Development Pipeline (as of September 30, 2024) – MWp*

Region	In Construction	Backlog	Advanced Pipeline	Early-Stage Pipeline	Total
North America	127	329	1,139	3,811	5,406
Europe, the Middle East, and Africa (“EMEA”)	977**	2,248	1,486	5,045	9,756
Latin America	451**	860	-	4,979	6,290
Asia Pacific excluding China and Japan	-	173	708	1,257	2,138
China	100	1,100**	-	1,360	2,560
Japan	32	81	80	46	239
Total	1,687	4,791	3,413	16,498	26,389

*All numbers are gross MWp.

**Including 73 MWp in construction and 551 MWp in backlog that are owned by or already sold to third parties.

Project Development Pipeline – Battery Energy Storage

As of September 30, 2024, Recurrent Energy’s total battery energy storage project development pipeline was 66.1 GWh, including 9.8 GWh under construction and in backlog, and 56.3 GWh of projects in advanced and early-stage pipelines.

The table below sets forth Recurrent Energy’s total battery energy storage project development pipeline.

Battery Energy Storage Project Development Pipeline (as of September 30, 2024) – MWh

Region	In Construction	Backlog	Advanced Pipeline	Early-Stage Pipeline	Total
North America	1,400	200	1,580	16,644	19,824
EMEA	-	3,234	2,975	26,510	32,719
Latin America	-	1,765	-	-	1,765
Asia Pacific excluding China and Japan	440	-	780	1,580	2,800
China	2,000	-	-	4,600	6,600
Japan	-	727	1,071	600	2,398
Total	3,840	5,926	6,406	49,934	66,106

Projects in Operation – Solar Power and Battery Energy Storage Power Plants (Including Unconsolidated Projects)

As of September 30, 2024, the solar power and battery energy storage plants in operation totaled over 1.7 GWp and 1.0 GWh respectively, with a combined estimated net resale value of over $1.0 billion. The estimated net resale value is based on selling prices that Recurrent Energy is currently negotiating or comparable asset sales.

Power Plants in Operation*

	North America	EMEA	Latin America	Asia Pacific ex. China and Japan	China	Japan	Total
Solar (MWp)	297	62	970	6	335	62	1,732
Battery Energy Storage (MWh)	280	-	-	28	700	-	1,008

*All numbers are net MWp or MWh owned by Recurrent Energy; total gross MWp of solar projects is 2,785 MWp and total gross battery energy storage projects is 2,124 MWh, including volume that is already sold to third parties.

Operating Results

The following table presents select unaudited results of operations data of the Recurrent Energy segment for the periods indicated.

Recurrent Energy Segment Financial Results
 (In Thousands of U.S. Dollars, Except Percentages)

	Three Months Ended			Nine Months Ended
	September 30, 2024	June 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Net revenues	45,056	50,525	63,806	135,014	443,903
Cost of revenues	30,638	26,564	46,107	83,583	260,931
Gross profit	14,418	23,961	17,699	51,431	182,972
Operating expenses	35,522	32,877	26,880	101,972	85,168
Income (loss) from operations*	(21,104)	(8,916)	(9,181)	(50,541)	97,804
Gross margin	32.0%	47.4%	27.7%	38.1%	41.2%
Operating margin	-46.8%	-17.6%	-14.4%	-37.4%	22.0%

* Income (loss) from operations reflects management’s allocation and estimate as some services are shared by the Company’s two business segments.

CSI Solar Segment

Solar Modules and Solar System Kits

CSI Solar shipped 8.4 GW of solar modules and solar system kits to more than 70 countries in the third quarter of 2024. For the third quarter of 2024, the top five markets ranked by shipments were the U.S., China, Pakistan, Germany, and Brazil.

CSI Solar’s revised manufacturing capacity expansion targets are set forth below.

Solar Manufacturing Capacity, GW*

	September 2024 Actual	December 2024 Plan
Ingot	25.0	25.0
Wafer	31.0	31.0
Cell	48.4	48.4
Module	61.0	61.0

*Nameplate annualized capacities at said point in time. Capacity expansion plans are subject to change without notice based on market conditions and capital allocation plans.

e-STORAGE: Battery Energy Storage Solutions

e-STORAGE is CSI Solar’s utility-scale battery energy storage platform. e-STORAGE provides customers with competitive turnkey, integrated, utility-scale battery energy storage solutions, including bankable, end-to-end, utility-scale, turnkey battery energy storage system solutions across various applications. System performance is complemented with long-term service agreements, which include future battery capacity augmentation services and bring in long-term, stable income.

As of September 30, 2024, e-STORAGE had a total project turnkey pipeline of over 60 GWh, which includes both contracted and in-construction projects, as well as projects at different stages of the negotiation process. In addition, e-STORAGE had over 4.2 GWh of operating battery energy storage projects contracted under long-term service agreements, all of which were battery energy storage projects previously executed by e-STORAGE.

As of November 30, 2024, the contracted backlog, including contracted long-term service agreements, was $3.2 billion. These are signed orders with contractual obligations to customers, providing significant earnings visibility over a multi-year period.

The table below sets forth e-STORAGE’s manufacturing capacity expansion targets.

Battery Energy Storage Manufacturing Capacity, GWh*	September 2024 Actual	December 2024 Plan	December 2025 Plan
SolBank	20.0	20.0	30.0

*Nameplate annualized capacities at said point in time. Capacity expansion plans are subject to change without notice based on market conditions and capital allocation plans.

Operating Results

The following table presents select unaudited results of operations data of the CSI Solar segment for the periods indicated.

CSI Solar Segment Financial Results*
 (In Thousands of U.S. Dollars, Except Percentages)

	Three Months Ended			Nine Months Ended
	September 30, 2024	June 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Net revenues	1,716,330	1,731,470	1,805,507	4,789,953	5,529,230
Cost of revenues	1,396,246	1,441,897	1,506,334	3,932,711	4,626,609
Gross profit	320,084	289,573	299,173	857,242	902,621
Operating expenses	209,257	196,255	172,409	570,625	487,015
Income from operations	110,827	93,318	126,764	286,617	415,606
Gross margin	18.6%	16.7%	16.6%	17.9%	16.3%
Operating margin	6.5%	5.4%	7.0%	6.0%	7.5%

*Include effects of both sales to third-party customers and to the Company’s Recurrent Energy segment. Please refer to the attached financial tables for intercompany transaction elimination information. Income from operations reflects management’s allocation and estimate as some services are shared by the Company’s two business segments.

The table below provides the geographic distribution of the net revenues of CSI Solar:

CSI Solar Net Revenues Geographic Distribution* (In Millions of U.S. Dollars, Except Percentages)

	Q3 2024	% of Net Revenues	Q2 2024	% of Net Revenues	Q3 2023	% of Net Revenues
Americas	820	56	892	56	715	40
Asia	432	30	455	29	630	35
Europe and others	211	14	238	15	437	25
Total	1,463	100	1,585	100	1,782	100

*Excludes sales from CSI Solar to Recurrent Energy.

Business Outlook

The Company’s business outlook is based on management’s current views and estimates given factors such as existing market conditions, order book, production capacity, input material prices, foreign exchange fluctuations, the anticipated timing of project sales, and the global economic environment. This outlook is subject to uncertainty with respect to, among other things, customer demand, project construction and sale schedules, product sales prices and costs, supply chain constraints, and geopolitical conflicts. Management’s views and estimates are subject to change without notice.

For the fourth quarter of 2024, the Company expects total revenue to be in the range of $1.5 billion to $1.7 billion. Gross margin is expected to be between 16% and 18%. Total module shipments recognized as revenues by CSI Solar are expected to be in the range of 8.0 GW to 8.5 GW, including approximately 500 MW to the Company’s own projects. Total battery energy storage shipments by CSI Solar in the fourth quarter of 2024 are expected to be between 2.0 GWh to 2.4 GWh, including about 1.2 GWh to the Company’s own projects.

For the full year of 2025, the Company expects total module shipments to be in the range of 30 GW to 35 GW and CSI Solar’s total battery energy storage shipments in the range of 11 GWh to 13 GWh, including approximately 1 GW and 1 GWh respectively to the Company’s own projects.

Dr. Shawn Qu, Chairman and CEO, commented, “We continue to adhere to our profitable growth strategy, investing strategically in high-return technologies, solutions, and markets. In the face of ongoing deglobalization trends, we continue to execute a resilient global strategy that emphasizes supply chain stability, customer-focused demand, and strong ESG commitments, all aimed at delivering sustained value across our global markets.”

Recent Developments

Canadian Solar

On November 15, 2024, the Office of Governor Andy Beshear announced the largest job-creation project in Kentucky since 2022: Shelbyville Battery Manufacturing. A subsidiary of Canadian Solar’s utility-scale battery energy storage platform e-STORAGE, Shelbyville Battery Manufacturing will establish a state-of-the-art 6 GWh battery cell, module, and packaging manufacturing facility. The project will be built in two phases, beginning with an initial investment of over $300 million.

On October 10, 2024, Canadian Solar announced it had been recognized as the most trustworthy company on Newsweek's World's Most Trustworthy Companies 2024 list in the Energy and Utilities sector. This ranking underscores Canadian Solar's commitment to transparency, reliability, and sustainability, and reflects its commitment to quality and customer service across the globe.

CSI Solar

On November 28, 2024, CSI Solar convened a board meeting and approved, among other matters, a share repurchase program through centralized bidding. The program aims to enhance investor confidence, optimize capital structure, and align interests of all stakeholders. This decision follows a comprehensive assessment of CSI Solar’s financial position, including cash reserves, future capital requirements, business outlook, and projected profitability. Under the program, CSI Solar will repurchase between 23.3427 million and 46.6853 million shares at a price not exceeding RMB21.42 per share within 12 months following shareholders’ approval at its annual general meeting.

On October 1, 2024, Canadian Solar announced it had secured a turnkey EPC contract to supply a 98 MW / 312 MWh DC Battery Energy Storage System to the Huatacondo project in Chile. The project, developed by Sojitz Corporation and Shikoku Electric Power Co., Inc. through their subsidiary AustrianSolar Chile Cuatro SpA ("ASC4"), is set to commence construction in the first quarter of 2025. e-STORAGE will provide and integrate its advanced SolBank 3.0 energy storage solution for the project. Under the EPC contract, e-STORAGE will manage all civil, mechanical, and electrical infrastructure for the project.

On September 3, 2024, Canadian Solar announced it had entered into a cradle-to-cradle U.S. recycling partnership with SOLARCYCLE, America’s most advanced solar recycling company. Under the terms of the agreement, SOLARCYCLE will serve as Canadian Solar’s preferred recycling partner, while Canadian Solar will act as an original equipment manufacturer partner to SOLARCYCLE, offering upfront recycling services. Canadian Solar customers can secure recycling services at the time of purchase, integrating sustainability into the lifecycle of their projects from the outset.

Recurrent Energy

On October 31, 2024, Canadian Solar announced its 134 MW (100 MWac) Liberty Solar project near Houston, Texas had reached commercial operation. Customers for the project include Autodesk, Inc., Biogen Inc., EMD Electronics (the U.S. and Canada electronics business of Merck KGaA, Darmstadt, Germany), and Wayfair Inc. Recurrent Energy plans to remain the long-term owner and operator of the project.

On October 31, 2024, Canadian Solar announced it had signed two new tolling agreements with Arizona Public Service Company. The 20-year tolling agreements encompass the 600 MWh standalone Desert Bloom Storage and 150 MWac Papago Solar projects. Both projects, located in Maricopa County, Arizona, are scheduled to start construction in 2025 and reach operation in 2026.

On October 3, 2024, Canadian Solar announced it had achieved the final closing of a $500 million investment in Recurrent Energy by BlackRock through a fund management by BlackRock’s Climate Infrastructure business. The transaction, announced in January 2024, had been completed following the receipt of the second and final payment. As agreed between the parties, BlackRock's total investment had reached $500 million, representing 20% of the outstanding fully diluted shares of Recurrent Energy on an as-converted basis. Canadian Solar will continue to own the remaining majority shares of Recurrent Energy.

Conference Call Information

The Company will hold a conference call on Thursday, December 5, 2024, at 8:00 a.m. U.S. Eastern Time (9:00 p.m., Thursday, December 5, 2024, in Hong Kong) to discuss its third quarter 2024 results and business outlook. The dial-in phone number for the live audio call is +1-877-704-4453 (toll-free from the U.S.), +852 800 965 561 (from Hong Kong), +86 400 120 2840 (local dial-in from Mainland China) or +1-201-389-0920 from international locations. The conference ID is 13750071. A live webcast of the conference call will also be available on the investor relations section of Canadian Solar's website at www.canadiansolar.com.

A replay of the call will be available after the conclusion of the call until 11:00 p.m. U.S. Eastern Time on Thursday, December 19, 2024 (12:00 p.m. December 20, 2024, in Hong Kong) and can be accessed by dialing +1-844-512-2921 (toll-free from the U.S.) or +1-412-317-6671 from international locations. The replay pin number is 13750071. A webcast replay will also be available on the investor relations section of Canadian Solar's at www.canadiansolar.com.

About Canadian Solar Inc.

Canadian Solar is one of the world's largest solar technology and renewable energy companies. Founded in 2001 and headquartered in Kitchener, Ontario, the Company is a leading manufacturer of solar photovoltaic modules; provider of solar energy and battery energy storage solutions; and developer, owner, and operator of utility-scale solar power and battery energy storage projects. Over the past 23 years, Canadian Solar has successfully delivered around 142 GW of premium-quality, solar photovoltaic modules to customers across the world. Through its subsidiary e-STORAGE, Canadian Solar has shipped around 9 GWh of battery energy storage solutions to global markets as of September 30, 2024, boasting a US$3.2 billion contracted backlog as of November 30, 2024. Since entering the project development business in 2010, Canadian Solar has developed, built, and connected approximately 11 GWp of solar power projects and 3.7 GWh of battery energy storage projects globally. Its geographically diversified project development pipeline includes 26 GWp of solar and 66 GWh of battery energy storage capacity in various stages of development. Canadian Solar is one of the most bankable companies in the solar and renewable energy industry, having been publicly listed on the NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release, including those regarding the Company’s expected future shipment volumes, revenues, gross margins, and project sales are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business, regulatory and economic conditions and the state of the solar power and battery energy storage market and industry; geopolitical tensions and conflicts, including impasses, sanctions and export controls; volatility, uncertainty, delays and disruptions related to global pandemics; supply chain disruptions; governmental support for the deployment of solar power and battery energy storage; future available supplies of silicon, solar wafers and lithium cells; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as China, the U.S., Europe, Brazil and Japan; changes in effective tax rates; changes in customer order patterns; changes in product mix; changes in corporate responsibility, especially environmental, social and governance (“ESG”) requirements; capacity utilization; level of competition; pricing pressure and declines in or failure to timely adjust average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; the pipeline of projects and timelines related to them; the ability of the parties to optimize value of that pipeline; continued success in technological innovations and delivery of products with the features that customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange and inflation rate fluctuations; litigation and other risks as described in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on April 26, 2024. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

Wina Huang

Investor Relations

Canadian Solar Inc.

investor@canadiansolar.com

FINANCIAL TABLES FOLLOW

The following tables provide unaudited select financial data for the Company’s CSI Solar and Recurrent Energy businesses.

	Select Financial Data – CSI Solar and Recurrent Energy
	Three Months Ended and As of September 30, 2024 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Recurrent Energy	Elimination and unallocated items (1)	Total
Net revenues	$1,716,330	$45,056	$(253,762)	$1,507,624
Cost of revenues	1,396,246	30,638	(166,696)	1,260,188
Gross profit	320,084	14,418	(87,066)	247,436
Gross margin	18.6%	32.0%	—	16.4%
Income (loss) from operations (2)	$110,827	$(21,104)	$(89,429)	$294

Supplementary Information:
Interest expense (3)	$(16,003)	$(16,369)	$(1,812)	$(34,184)
Interest income (3)	11,100	2,644	1	13,745

Cash and cash equivalents	$1,614,146	$529,440	$25,191	$2,168,777
Restricted cash – current and noncurrent	657,707	1,310	—	659,017
Non-recourse borrowings	—	1,105,132	—	1,105,132
Other short-term and long-term borrowings	2,359,838	1,281,289	—	3,641,127
Green bonds and convertible notes	—	160,846	228,540	389,386

	Select Financial Data – CSI Solar and Recurrent Energy
	Nine Months Ended September 30, 2024 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Recurrent Energy	Elimination and unallocated items (1)	Total
Net revenues	$4,789,953	$135,014	$(452,799)	$4,472,168
Cost of revenues	3,932,711	83,583	(326,409)	3,689,885
Gross profit	857,242	51,431	(126,390)	782,283
Gross margin	17.9%	38.1%	—	17.5%
Income (loss) from operations (2)	$286,617	$(50,541)	$(139,060)	$97,016

Supplementary Information:
Interest expense (3)	$(47,636)	$(45,947)	$(8,490)	$(102,073)
Interest income (3)	54,006	8,123	40	62,169

	Select Financial Data – CSI Solar and Recurrent Energy
	Three Months Ended September 30, 2023 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Recurrent Energy	Elimination and unallocated items (1)	Total
Net revenues	$1,805,507	$63,806	$(23,028)	$1,846,285
Cost of revenues	1,506,334	46,107	(14,160)	1,538,281
Gross profit	299,173	17,699	(8,868)	308,004
Gross margin	16.6%	27.7%	—	16.7%
Income from operations (2)	$126,764	$(9,181)	$(34,567)	$83,016

Supplementary Information:
Interest expense (3)	$(15,139)	$(13,009)	$(1,801)	$(29,949)
Interest income (3)	15,601	2,972	4	18,577

	Select Financial Data – CSI Solar and Recurrent Energy
	Nine Months Ended September 30, 2023 (In Thousands of U.S. Dollars, Except Percentages)
	CSI Solar	Recurrent Energy	Elimination and unallocated items (1)	Total
Net revenues	$5,529,230	$443,903	$(61,544)	$5,911,589
Cost of revenues	4,626,609	260,931	(42,530)	4,845,010
Gross profit	902,621	182,972	(19,014)	1,066,579
Gross margin	16.3%	41.2%	—	18.0%
Income from operations (2)	415,606	97,804	(60,667)	452,743

Supplementary Information:
Interest expense (3)	$(44,560)	$(30,899)	$(5,393)	$(80,852)
Interest income (3)	29,628	6,329	32	35,989

(1) Includes inter-segment elimination, and unallocated corporate items not considered part of management’s evaluation of business segment operating performance.

(2) Income (loss) from operations reflects management’s allocation and estimate as some services are shared by the Company’s two business segments.

(3) Represents interest expenses payable to and interest income earned from third parties.

	Select Financial Data - CSI Solar and Recurrent Energy
	Three Months Ended September 30, 2024	Three Months Ended June 30, 2024	Three Months Ended September 30, 2023
	(In Thousands of U.S. Dollars)
CSI Solar Revenues:
Solar modules	$1,217,157	$1,207,816	$1,520,716
Solar system kits	106,438	114,869	184,404
Battery energy storage solutions	95,384	225,805	19,575
EPC and others	43,589	36,418	57,784
Subtotal	1,462,568	1,584,908	1,782,479
Recurrent Energy Revenues:
Solar power and battery energy storage asset sales	-	12,752	34,541
Power services (O&M) and asset management	20,698	18,644	14,374
Electricity revenue from operating portfolio and others	24,358	19,129	14,891
Subtotal	45,056	50,525	63,806
Total net revenues	$1,507,624	$1,635,433	$1,846,285

	Select Financial Data - CSI Solar and Recurrent Energy
	Nine Months Ended September 30, 2024	Nine Months Ended September 30, 2023
	(In Thousands of U.S. Dollars)
CSI Solar Revenues:
Solar modules	$3,337,123	$4,698,279
Solar system kits	320,554	534,858
Battery energy storage solutions	572,662	49,274
EPC and others	106,815	185,275
Subtotal	4,337,154	5,467,686
Recurrent Energy Revenues:
Solar PV and battery energy storage asset sales	18,796	377,649
Power services (O&M) and asset management	55,210	36,469
Electricity revenue from operating portfolio and others	61,008	29,785
Subtotal	135,014	443,903
Total net revenues	$4,472,168	$5,911,589

Canadian Solar Inc.

Unaudited Condensed Consolidated Statements of Operations

(In Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2024	2024	2023	2024	2023
Net revenues	$1,507,624	$1,635,433	$1,846,285	$4,472,168	$5,911,589
Cost of revenues	1,260,188	1,353,339	1,538,281	3,689,885	4,845,010
Gross profit	247,436	282,094	308,004	782,283	1,066,579

Operating expenses:
Selling and distribution expenses	136,172	131,692	99,766	356,276	275,823
General and administrative expenses	99,989	100,911	114,033	295,593	332,252
Research and development expenses	30,459	25,578	28,897	90,316	69,341
Other operating income, net	(19,478)	(23,737)	(17,708)	(56,918)	(63,580)
Total operating expenses	247,142	234,444	224,988	685,267	613,836

Income from operations	294	47,650	83,016	97,016	452,743
Other income (expenses):
Interest expense	(34,184)	(33,022)	(29,949)	(102,073)	(80,852)
Interest income	13,745	14,122	18,577	62,169	35,989
Gain (loss) on change in fair value of derivatives, net	14,932	81	(4,291)	(1,681)	(20,465)
Foreign exchange gain, net	(18,662)	12,486	(13,175)	6,737	23,497
Investment income (loss), net	3,427	(835)	2,332	2,761	12,667
Total other expenses	(20,742)	(7,168)	(26,506)	(32,087)	(29,164)

Income (loss) before income taxes and equity in earnings of affiliates	(20,448)	40,482	56,510	64,929	423,579
Income tax (expense) benefit	19,829	(5,283)	10,583	4,869	(64,151)
Equity in earnings (losses) of affiliates	(5,451)	(7,775)	(4,624)	(12,221)	7,406
Net income (loss)	(6,070)	27,424	62,469	57,577	366,834

Less: Net income attributable to non-controlling interests and redeemable non-controlling interest	7,956	23,602	40,578	55,429	91,261

Net income (loss) attributable to Canadian Solar Inc.	$(14,026)	$3,822	$21,891	$2,148	$275,573

Earnings (loss) per share - basic	$(0.31)	$0.02	$0.33	$(0.10)	$4.23
Shares used in computation - basic	66,933,121	66,413,750	66,010,484	66,505,377	65,152,583
Earnings (loss) per share - diluted	$(0.31)	$0.02	$0.32	$(0.10)	$3.88
Shares used in computation - diluted	66,933,121	66,984,783	72,934,082	66,505,377	72,073,501

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income (Loss)

(In Thousands of U.S. Dollars)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2024	2024	2023	2024	2023
Net income (loss)	$(6,070)	$27,424	$62,469	$57,577	$366,834
Other comprehensive income (loss):
Foreign currency translation adjustment	130,342	(59,897)	(29,294)	16,632	(74,551)
Gain (loss) on changes in fair value of available-for-sale debt securities, net of tax	(105)	769	121	1,544	(590)
Gain (loss) on interest rate swap, net of tax	(8,874)	(481)	1,869	(8,390)	1,697
Share of gain (loss) on changes in fair value of derivatives of affiliate, net of tax	(1,908)	(159)	8,297	(933)	8,190
Comprehensive income (loss)	113,385	(32,344)	43,462	66,430	301,580
Less: comprehensive income attributable to non-controlling interests and redeemable non-controlling interest	12,969	15,637	44,653	48,943	73,505
Comprehensive income (loss) attributable to Canadian Solar Inc.	$100,416	$(47,981)	$(1,191)	$17,487	$228,075

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheets

(In Thousands of U.S. Dollars)

	September 30,	December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$2,168,777	$1,938,689
Restricted cash	648,362	999,933
Accounts receivable trade, net	988,610	904,943
Accounts receivable, unbilled	127,454	101,435
Amounts due from related parties	21,884	40,582
Inventories	1,263,919	1,179,641
Value added tax recoverable	209,236	162,737
Advances to suppliers, net	152,003	193,818
Derivative assets	15,145	9,282
Project assets	437,568	280,793
Prepaid expenses and other current assets	354,254	283,600
Total current assets	6,387,212	6,095,453
Restricted cash	10,655	7,810
Property, plant and equipment, net	3,333,543	3,088,442
Solar power systems, net	1,722,149	951,513
Deferred tax assets, net	425,890	263,458
Advances to suppliers, net	97,910	132,218
Investments in affiliates	242,372	236,928
Intangible assets, net	33,286	19,727
Project assets	917,554	576,793
Right-of-use assets	325,129	237,007
Amounts due from related parties	54,135	32,313
Other non-current assets	230,153	254,098
TOTAL ASSETS	$13,779,988	$11,895,760

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheets (Continued)

(In Thousands of U.S. Dollars)

	September 30,	December 31,
	2024	2023
LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND EQUITY
Current liabilities:
Short-term borrowings	$2,502,586	$1,805,198
Accounts payable	957,636	813,677
Short-term notes payable	607,923	878,285
Amounts due to related parties	12,044	511
Other payables	1,084,022	1,359,679
Advances from customers	251,932	392,308
Derivative liabilities	4,248	6,702
Operating lease liabilities	23,376	20,204
Other current liabilities	574,383	587,827
Total current liabilities	6,018,150	5,864,391
Long-term borrowings	2,243,673	1,265,965
Green bonds and convertible notes	389,386	389,033
Liability for uncertain tax positions	5,847	5,701
Deferred tax liabilities	90,373	82,828
Operating lease liabilities	205,685	116,846
Other non-current liabilities	609,882	465,752
TOTAL LIABILITIES	9,562,996	8,190,516

Redeemable non-controlling interest	$184,530	$—

Equity:
Common shares	835,543	835,543
Additional paid-in capital	587,052	292,737
Retained earnings	1,551,855	1,549,707
Accumulated other comprehensive loss	(101,489)	(118,744)
Total Canadian Solar Inc. shareholders’ equity	2,872,961	2,559,243
Non-controlling interests	1,159,501	1,146,001
TOTAL EQUITY	4,032,462	3,705,244
TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND EQUITY	$13,779,988	$11,895,760

Canadian Solar Inc.

Unaudited Condensed Statements of Cash Flows

(In Thousands of U.S. Dollars)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2024	2024	2023	2024	2023
Operating Activities:
Net income (loss)	$(6,070)	$27,424	$62,469	$57,577	$366,834
Adjustments to reconcile net income to net cash provided by (used in) operating activities	57,395	174,201	81,295	389,946	339,667
Changes in operating assets and liabilities	(282,290)	(630,963)	14,123	(1,399,313)	(211,883)
Net cash provided by (used in) operating activities	(230,965)	(429,338)	157,887	(951,790)	494,618

Investing Activities:
Purchase of property, plant and equipment	(237,365)	(390,248)	(305,278)	(894,075)	(821,375)
Purchase of solar power systems	(247,219)	(10,936)	(79,527)	(431,496)	(225,722)
Other investing activities	(12,124)	2,515	(99,935)	(2,777)	(128,945)
Net cash used in investing activities	(496,708)	(398,669)	(484,740)	(1,328,348)	(1,176,042)

Financing Activities:
Net proceeds from sale of subsidiary’s redeemable preferred shares	200,000	297,000	—	497,000	—
Payments for repurchase of subsidiary’s ordinary shares	(7,064)	(70,624)	—	(77,688)	—
Net proceeds from subsidiary’s public offering of ordinary shares	—	—	124,252	—	927,897
Other financing activities	1,078,357	(38,778)	(24,526)	1,762,991	902,715
Net cash provided by financing activities	1,271,293	187,598	99,726	2,182,303	1,830,612
Effect of exchange rate changes	91,933	(61,483)	(29,980)	(20,803)	(125,659)
Net increase (decrease) in cash, cash equivalents and restricted cash	635,553	(701,892)	(257,107)	(118,638)	1,023,529
Cash, cash equivalents and restricted cash at the beginning of the period	$2,192,241	$2,894,133	$3,250,139	$2,946,432	$1,969,503
Cash, cash equivalents and restricted cash at the end of the period	$2,827,794	$2,192,241	$2,993,032	$2,827,794	$2,993,032